UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 4)*

                        Planet Polymer Technologies, Inc.
         --------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    727044109
              -----------------------------------------------------
                                 (CUSIP Number)

                              Christopher W. Fox, Esq.
                                 c/o Agway Inc.
                                  P.O. Box 4933
                          Syracuse, New York 13221-4933
                                  315-449-6432
          ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 14, 2000
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following
box     .
    ----

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
CUSIP No. 727044109

------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Agway Inc.
         (I.R.S. Identification No. 15-0277720)
------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |x|
                                                        (b) |  |
------------------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------------------

(4)  SOURCE OF FUNDS*

        AF

------------------------------------------------------------------------

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)
                                              ----
------------------------------------------------------------------------

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

-------------------------------------------------------------------------
 NUMBER OF        (7) SOLE VOTING POWER                 0 shares
  SHARES          -------------------------------------------------------
BENEFICIALLY      (8) SHARED VOTING POWER               3,000,000 shares
 OWNED BY         -------------------------------------------------------
   EACH           (9) SOLE DISPOSITIVE POWER            0 shares
 REPORTING        -------------------------------------------------------
PERSON WITH       (10) SHARED DISPOSITIVE POWER         3,000,000 shares
-------------------------------------------------------------------------

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,000,000 shares
-------------------------------------------------------------------------

-------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

-------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35%
-------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO

-------------------------------------------------------------------------

                                 SCHEDULE 13D/A
CUSIP No. 727044109

-------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Agway Financial Corporation
         (I.R.S. Identification No. 06-1174232)
-------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |x|
                                                        (b) |  |
-------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------

(4)  SOURCE OF FUNDS*

     WC

-------------------------------------------------------------------------

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)
                                                    ------
-------------------------------------------------------------------------

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

-------------------------------------------------------------------------
 NUMBER OF        (7) SOLE VOTING POWER              0 shares
  SHARES          -------------------------------------------------------
BENEFICIALLY      (8) SHARED VOTING POWER            3,000,000 shares
 OWNED BY         -------------------------------------------------------
   EACH           (9) SOLE DISPOSITIVE POWER         0 shares
 REPORTING        -------------------------------------------------------
PERSON WITH       (10) SHARED DISPOSITIVE POWER      3,000,000 shares
-------------------------------------------------------------------------

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,000,000 shares
-------------------------------------------------------------------------

-------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

-------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35%
-------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO

-------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP No.727044109
-------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Agway Holdings Inc.
       (I.R.S. Identification No. 06-1174231)

-------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |X|
                                                        (b) |  |
-------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     AF
-------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)
                                                    -----
-------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------
 NUMBER OF       (7) SOLE VOTING POWER                      0 shares
  SHARES         --------------------------------------------------------
BENEFICIALLY     (8) SHARED VOTING POWER            3,000,000 shares
 OWNED BY        --------------------------------------------------------
   EACH          (9) SOLE DISPOSITIVE POWER                 0 shares
 REPORTING       --------------------------------------------------------
PERSON WITH      (10) SHARED DISPOSITIVE POWER      3,000,000 shares
-------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,000,000 shares
-------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

-------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35%

-------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO

-------------------------------------------------------------------------

Item 1. Security and Issuer. This Schedule relates to the Common Stock, no par value, of Planet Polymer Technologies, Inc. The Issuer's principal executive offices are located at 9985 Businesspark Avenue, Suite A, San Diego, CA 92131.

Item 2.   Identity and Background.

(a) This Schedule is filed on behalf of (i) Agway Inc., a Delaware corporation ("Agway"); (ii) Agway Financial Corporation, a Delaware corporation and wholly owned subsidiary of Agway ("AFC"); and (iii) Agway Holdings Inc., a Delaware corporation and wholly owned subsidiary of AFC ("AHI"). Each of the foregoing is hereinafter referred to, individually, as a "Reporting Person" and, collectively, as the "Reporting Persons." Information required by items 2 through 6 of this Schedule is also being provided regarding the directors and executive officers of Agway, AFC and AHI (the "Individuals").

(b) The principal office and business address of the Reporting Persons is c/o Agway Inc., 333 Butternut Drive, DeWitt, NY 13214.

(c) Agway is an agricultural cooperative that is directly engaged in manufacturing, processing, distribution and marketing of agricultural feed and agronomic products (seed and fertilizers) and services to its farmer-members and other customers, primarily in the Northeastern United States and Ohio. In addition, Agway is involved in repackaging and marketing of produce and processing  and  marketing  sunflower  seeds.  Agway,  through  certain  of  its subsidiaries, is involved in the distribution of petroleum products; the installation and servicing of heating, ventilation, and air-conditioning equipment; lease financing; the underwriting and sale of certain types of property and casualty insurance; and the sale of health insurance.

AFC is a wholly owned subsidiary of Agway whose principal business consists of securing financing through bank borrowings and the issuance of corporate debt instruments to provide funds for general corporate purposes to Agway and its direct subsidiaries and to AHI and AHI's subsidiaries.

AHI is a wholly owned subsidiary of AFC and is a holding company for various subsidiaries involved in distribution of petroleum products; the installation and servicing of heating, ventilation, and air-conditioning equipment; leasing financing; the underwriting and sale of certain types of property and casualty insurance; and the sale of health insurance.

The names and certain information regarding the directors and executive officers of Agway, AFC and AHI are set forth in Exhibit G.

(d)  N/A

(e)  N/A

(f)  Agway is a Delaware corporation.
     AFC is a Delaware corporation.
     AHI is a Delaware corporation.
     The Individuals are all United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration.

The securities were purchased (i) in the case of the acquisition by AHI of the securities covered by this Schedule 13D/A, by an advance to AHI of the aggregate purchase price from the available cash assets of AFC and (ii) in the case of individuals (see Item 5), from personal cash assets.

Item 4.   Purpose of the Transaction.

Under the Warrant agreement dated January 11, 1999, as amended, Agway Holdings Inc. (AHI) had the right through January 11, 2001, to purchase up to all or any part of the 1,000,000 Warrant shares of Common Stock of Planet for $1.00 per share.

As of September 30, 2000, Planet's net tangible assets were approximately $1.6 million. In a discussion with a representative from Nasdaq, Planet was given until Novwmber 15, 2000, to comply with the $2 million net tangible asset requirement or appeal the staff determination that Planet be removed from the quotation system for not meeting the net tangible asset requirement. In response to an offer by Planet to reduce the Warrant exercise price from $1.00 per share to $0.75 per share, and pursuant to an Agreement dated November 14, 2000, AHI agreed to exercise the remaining Warrants to purchse 1,000,000 shares of Planet Common stock immediately at $0.75 per share in order to assist Planet in its effort to avoid being removed from the Nasdaq Small Cap Market quotation system.

In addition, on November 14, 2000, AHI and Planet agreed to sell, assign and transfer to AHI patent rights to Planet's animal feed additives, fruit and vegetable coatings, and controlled-release fertilizer (the "Patents"), for a cash price of $250,000 and continuation of royalty payments equal to the payments Planet would otherwise be entitled to receive pursuant to its existing license agreement with AHI and the sublicense agreements related thereto, as such agreements may be amended from time to time by mutual agreement of the parties. Planet has, in turn, agreed to pay AHI $150,000 in return for an exclusive worldwide royalty-free license to use and commercially exploit all rights related to the Patents for all uses other than food and agricultural initiatives.

Item 5.   Interest in Securities of the Issuer.

See pps. 2-4 of this Schedule, setting forth the aggregate number and percentage of the Securities beneficially owned by each Reporting Person, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition. See Exhibit G of this Schedule, setting forth the aggregate number and percentage of the Securities beneficially owned by each of the Individuals listed therein, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition. The Company does not have beneficial ownership of the securities owned by each of the Individuals listed therein and specifically disclaims such beneficial ownership. The information in Exhibit G of this Schedule summarizes the information provided to AHI by these Individuals.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.   Materials to be Filed as Exhibits:

Exhibit G - Information Regarding Directors and Executive Officers of Agway, AFC and AHI.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 17, 2000




               /s/ Peter J. O'Neill
                   ----------------------------
                    Agway Inc.
                    by:  Peter J. O'Neill
                         Senior Vice President
                         Finance & Control




               /s/ Peter J. O'Neill
                   -------------------------------
                   Agway Financial Corporation
                   by:  Peter J. O'Neill
                        Vice President & Director




               /s/ Peter J. O'Neill
                   -------------------------------
                   Agway Holdings Inc.
                   by:  Peter J. O'Neill
                        Vice President & Director